SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY INCOME FUND
(Name of Subject Company (Issuer))

EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY INCOME FUND
(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

27829G106
(CUSIP Number of Class of Securities)

Maureen A. Gemma
Two International Place, Boston, Massachusetts 02110
Telephone: (617) 482-8260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1-11.

Not applicable.

ITEM 12.   Exhibits

Exhibit No.	Document
99.1	Press release issued by the Fund dated November 13, 2013.

ITEM 13.

Not applicable.